 As filed with the U.S. Securities and Exchange Commission on November 18, 2003
                                                    Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
        For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                              BHP BILLITON LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                   (Translation of issuer's name into English)

                               Victoria, Australia
            (Jurisdiction of incorporation or organization of issuer)

                               JPMorgan Chase Bank
             (Exact name of depositary as specified in its charter)

                      4 New York Plaza, New York, NY 10004
                            Telephone (212) 623-0636
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

                                   Earl Moore
                       1360 Post Oak Boulevard, Suite 150
                              Houston, Texas 77056
                                 (713) 961-8414
   (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600
         It is proposed that this filing become effective under Rule 466

             [X] immediately upon filing  [ ] on [date] at [time]

  If a separate registration statement has been filed to register the deposited shares, check the following box.
                                       [ ]



                         CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                                                       Proposed
                                                                 Proposed              Maximum
                                                                 Maximum               Aggregate    Amount of
 Title of Each Class of                           Amount         Offering              Offering     Registration
 Securities to be Registered                 to be Registered    Price Per Unit (1)    Price (2)    Fee
------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each
American Depositary Shares representing
two ordinary shares of BHP Billiton
Limited.                                       100,000,000           $0.05            $5,000,000       $405
==================================================================================================================

(1) Each unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement Nos. 33-00256 and 33-40291.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
-----------------------------------------------------------            ------------------------------------------------
(1)   Name and address of Depositary                                   Introductory paragraph

(2)   Title of American Depositary Receipts and identity               Face of American Depositary Receipt, top center
      of deposited securities

      Terms of Deposit:

      (i)     Amount of deposited securities represented               Face of American Depositary Receipt, upper right
              by one unit of American Depositary Shares                corner

      (ii)    Procedure for voting, if any, the deposited              Paragraph (12)
              securities

      (iii)   Collection and distribution of dividends                 Paragraphs (4), (5), (7) and (10)

      (iv)    Transmission of notices, reports and proxy               Paragraphs (3), (8) and (12)
              soliciting material

      (v)     Sale or exercise of rights                               Paragraphs (4), (5) and (10)

      (vi)    Deposit or sale of securities resulting from             Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization

      (vii)   Amendment, extension or termination of the               Paragraphs (16) and (17)
              Deposit Agreement

      (viii)  Rights of holders of receipts to inspect the             Paragraph (3)
              transfer books of the Depositary and the list
              of Holders of receipts

      (ix)    Restrictions upon the right to deposit or                Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities

      (x)     Limitation upon the liability of the                     Paragraph (14)
              Depositary

(3)   Fees and Charges                                                 Paragraph (7)


Item 2. AVAILABLE INFORMATION


                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
-----------------------------------------------------------            ------------------------------------------------

(b)      Statement that BHP Billiton Limited is subject to             Paragraph (8)
         the periodic reporting requirements of the
         Securities Exchange Act of 1934, as amended,
         and, accordingly, files certain reports with the
         Securities and Exchange Commission

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

     (a) Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of November , 2003 among BHP Billiton Limited, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)    Certification under Rule 466. Filed herewith as Exhibit (e).

     (f)    Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 17, 2003.

                       Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

                       By:      JPMORGAN CHASE BANK, as Depositary



                       By:      /s/Joseph M. Leinhauser
                                -----------------------
                       Name:    Joseph M. Leinhauser
                       Title:   Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, BHP Billiton Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 23, 2003.


                                            BHP BILLITON LIMITED



                                            By:      /s/ Charles W. Goodyear
                                                     ------------------------
                                            Name:    Charles W. Goodyear
                                            Title:   Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Charles W. Goodyear, Christopher
J. Lynch and Karen J. Wood, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of October 23, 2003.

       Signatures                                               Title
       ----------                                               -----
                                                               Chairman
-----------------------------
       Don R. Argus


/s/ Charles W. Goodyear                                    Chief Executive Officer
------------------------------                         (Principal Executive Officer)
     Charles W.  Goodyear


 /s/ Miklos (Mike) Salamon                                  Executive Director
-----------------------------
    Miklos (Mike) Salamon


 /s/ John Buchanan                                       Non-Executive Director
------------------------------
        John Buchanan

       Signatures                                               Title
       ----------                                               -----
/s/ David C. Brink                                        Non-Executive Director
------------------------------
     David C. Brink


/s/ Michael A. Chaney                                     Non-Executive Director
------------------------------
      Michael A. Chaney


/s/ David A. Crawford                                     Non-Executive Director
------------------------------
     David A. Crawford


                                                          Non-Executive Director
------------------------------
  Cornelius A. Herkstroter


/s/ David A. Jenkins                                      Non-Executive Director
------------------------------
      David A. Jenkins


                                                          Non-Executive Director
------------------------------
   Lord Renwick of Clifton


/s/ John M. Schubert                                      Non-Executive Director
------------------------------
    John M. Schubert


/s/ Christopher J. Lynch                                  Chief Financial Officer
------------------------------                 (Principal Financial and Accounting Officer)
    Christopher J. Lynch


/s/ Earl K. Moore                              Authorized Representative in the United States
------------------------------
       Earl K. Moore

                                INDEX TO EXHIBITS

   Exhibit                                                                          Sequentially
   Number                                                                           Numbered Page
   -----                                                                            -------------
   (a)         Form of Deposit Agreement.

   (d)         Opinion of Ziegler, Ziegler & Associates LLP, counsel to the
               Depositary, as to the legality of the securities to be registered.

   (e)         Rule 466 Certification